Notice to ASX/LSE Rio Tinto and Hancock Prospecting to invest $1.6 billion to develop the Hope Downs 2 project in Western Australia’s Pilbara 24 June 2025 Rio Tinto and Hancock Prospecting will invest $1.61 billion (Rio Tinto share $0.8 billion) to develop the Hope Downs 2 iron ore project in Western Australia’s Pilbara region. The Hope Downs 2 project, to mine Rio Tinto and Hancock Prospecting’s Hope Downs 2 and Bedded Hilltop deposits, has now received all necessary State and Federal Government approvals. The two new above-water-table iron ore pits will have a combined total annual production capacity of 31 million tonnes and will sustain production from the Hope Downs Joint Venture into the future. Rio Tinto Iron Ore Chief Executive Simon Trott said: “Approval of Hope Downs 2 is a key milestone for Rio Tinto, as we invest in the next generation of iron ore mines in the Pilbara. “These projects are part of our strategy to continue investing in Australian iron ore and to sustain Pilbara production for decades to come, supporting jobs, local businesses and the state and national economies. “The Pilbara has been critical to global steel supply for more than 60 years, and we are committed to ensuring it remains so well into the future.” Rio Tinto has engaged with the Nyiyaparli, Banjima and the Ngarlawangga Peoples, along with relevant government stakeholders, to ensure the responsible management of heritage and the environment in development of the project. The project includes new non-process infrastructure precincts, railway crossings and haul roads, as well as realigning a 6-kilometre section of the Great Northern Highway. Ore mined at the two sites will be transported to Hope Downs 1 for processing, with first ore from the deposits and associated infrastructure scheduled for 2027. More than 950 jobs will be created during construction and, once operational, the Hope Downs 2 project will help sustain a workforce of about 1000 full time equivalent roles at Greater Hope Downs. Hope Downs 2 is part of Rio Tinto’s tranche of replacement projects that underpin the company’s ongoing commitment to the Pilbara, and which will have combined total capacity of about 130Mtpa2. During the next three years (2025-2027), Rio Tinto expects to invest more than $13 billion on new mines, plant and equipment. The company has a clear pathway to achieve and sustain mid-term system capacity of 345 to 360Mtpa from its Pilbara iron ore business, with a pre-feasibility study also underway on the Rhodes Ridge project, the Pilbara’s best undeveloped iron ore deposit. EXHIBIT 99.5

Notice to ASX/LSE Additional information Rio Tinto and Hancock Prospecting are equal partners in the Hope Downs Joint Venture. The Joint Venture was originally established in 2006, with Rio Tinto and Hancock Prospecting's shared history extending back to the early 1960's. Hope Downs 1 started production in 2007, followed by Hope Downs 4, with first ore in 2013. Footnotes 1 All currency figures are in US dollars and on a 100 per cent basis, unless otherwise specified. The capital for the project is already included in the Group’s replacement capital guidance. 2 Subject to timing of full capacity. The replacement projects include Western Range which, as previously announced, was opened on 6 June 2025, Brockman Syncline 1, as announced on 6 March 2025, Hope Downs 2, West Angelas and Greater Nammuldi.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com